EXHIBIT 14.1

A Message from Chuck Sorrentino, Interim President & CEO

Dear Colleague,

At GSE Environmental, we take great pride in delivering high quality products and services throughout the world while maintaining our corporate integrity and high standards of business conduct.  In all facets of our business, we are, and shall continue to be, committed to the highest standards of integrity.

GSE’s Code of Conduct reinforces our core values and helps us understand our responsibilities as GSE Environmental employees.  In this Code, you will find information on our values and on our policies and practices for ethical behavior.

Everyone at GSE Environmental, including our directors, senior management and employees at every level, is responsible for acting in compliance with this Code, the Company’s policies and with all applicable laws and regulations in conducting Company business.

GSE’s Code of Conduct is a valuable resource designed to help you understand the various issues that may arise in the Company’s business and to offer you guidance in making ethical decisions.  In addition to abiding by these standards, it is imperative that you raise questions and report any concerns, in a timely manner, regarding the Company’s failure to meet these standards.  If you have any questions or concerns about what is proper conduct, you should promptly raise the issue with your supervisor, a member of the human resources department, or our General Counsel.  You may also raise any concerns via the Company’s hotline administered by EthicsPoint.

It is our expectation that after reading the Code, you will have a better understanding of your individual responsibility to comply with all regulations and policies that affect our business as well as the mechanisms to raise any questions or concerns that you may have.

If we each adhere to these principles, I am confident that the Company’s fine reputation will continue to grow.

Charles Sorrentino, Interim President & CEO

Introduction

Our Code of Conduct (the “Code”) has been adopted by the Board of Directors of GSE Holding, Inc. and is the primary guide for ethical behavior for all GSE Environmental employees throughout the world.  As used throughout this Code, “GSE Environmental” and the “Company” refer to GSE Holding, Inc. and its subsidiaries.

Ethical behavior is not always easy to define.  However, fairness, honesty, respect and trust are the principal characteristics of ethical behavior.  Employees must always act in good faith, responsibly, with due care, competence and diligence, without misrepresenting facts or allowing independent judgment to be subordinated.  Employees of the Company must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentations of material facts, or any other unfair-dealing practice.

Every GSE director, officer and employee has the responsibility to obey the law and act ethically.  This Code provides an outline of those general legal and ethical requirements.  It is not intended to make you an expert in such areas.  Instead, it is designed to alert you to problems you may face and enable you to know when you should obtain guidance from legal counsel before taking action that may have a legal impact upon the Company and upon you.

If you believe that you have observed something improper or unethical, you have an obligation to take action and to alert the Company.  If you have any questions or concerns, or want to report a possible violation, you should speak with your supervisor or your local Human Resources representative, or contact:

•
EthicsPoint, GSE’s hotline, at 1-866-384-4277, or in confidence through the EthicsPoint website, www.ethicspoint.com.  Non-US telephone numbers for the EthicsPoint hotline are found at the back of this Code.

All reports are handled with discretion and, if you wish, anonymously through our hotline administered by EthicsPoint.

On an annual basis, some of you may be required to sign a statement acknowleding that you have read and understand the GSE Code of Conduct.  This acknowledgment also requires you to confirm that you will comply with this Code in all of your business activities at GSE.

If you have any questions or comments about this Code or what your responsiblities are, please feel free to contact me at 281-230-5893.

Mark A. Whitney
Vice President, General Counsel and Human Resources

CODE OF CONDUCT

GSE Holding, Inc.’s Code of Conduct (the “Code”) makes compliance with high standards of business conduct mandatory for every GSE director, officer and employee.  Adherence to the principles in this Code and the GSE Compliance Program is essential to the efforts of GSE to gain and keep the confidence and support of all of its stakeholders.  Most importantly, compliance is simply the right thing to do.

The complex business of GSE (which includes GSE Holding, Inc. and all of its U.S. and international subsidiaries) creates new ethical challenges as we adapt ourselves and our business to new situations.  In light of these challenges, we need a central set of guiding standards to act as a legal and ethical compass for our directors, officers, and employees (“you”).  GSE’s Compliance Program, which is composed of this Code of Conduct and GSE’s Corporate Policies, provides that compass.  Our Compliance Program reflects GSE’s commitment to do what is legal and what is ethical.  We expect you to understand and follow the applicable requirements of GSE’s Compliance Program, as well as all applicable laws and rules.  This part of the Compliance Program, the Code of Conduct, provides guidance to recognize and deal with ethical issues, provides mechanisms to report unethical conduct and fosters a culture of honesty and accountability.  It provides general standards for the operation of our business and reaffirms GSE’s obligation to meet legal requirements.

WE COMPLY WITH ALL LAWS, REGULATIONS & RULES

You must follow the applicable laws, regulations, rules and regulatory orders of every jurisdiction in which GSE operates, including but not limited to, all insider trading laws, environmental laws and regulations.  Listed below are some areas of law that are particularly important to the GSE’s business. The Company’s strict compliance policy extends, however, not just to those areas outlined below, but also to all other applicable laws and regulations.

Insider Trading

In general, employees, officers and directors who have access to, or knowledge of, material nonpublic information from or about GSE are prohibited from buying, selling or otherwise trading in the stock or other securities of GSE while in possession of such material nonpublic information.  Such “insider trading” is both unethical and illegal.  “Material nonpublic” information includes any information, positive or negative, that has not yet been made available or disclosed to the public and that might be of significance to an investor, as part of the total mix of information, in deciding whether to buy or sell stock or other securities.  GSE understands that the insider trading rules are complex, so GSE’s Corporate Policies provide more detail as to how to handle and avoid particular situations.

Bribes and the US Foreign Corrupt Practices Act

At GSE, we compete solely on the basis of our product quality, pricing and reputation.  We comply with all applicable laws including the US Foreign Corrupt Practices Act and those governing conduct regarding government officials, foreign or domestic, elected or appointed, and laws dealing with lobbying, gifts, contributions and bribery.  The US Foreign Corrupt Practices Act (“FCPA”) applies to all GSE employees everywhere in the world, regardless of their nationality or where they reside.  In addition to any local, national anti-bribery laws, the FCPA prohibits employees from bribing any government official or political party – regardless of nationality or local custom – to secure any concession, contract or favorable treatment for GSE or the employee.  Bribes can take many forms, including:
• Money
• Gifts or gratuities
• Kickbacks
• Unwarranted rebates or excessive commissions
• Unusual or disguised allowances, expenses, or political or charitable contributions
• Offering jobs to customers, their family members or friends
• Anything else of value

Bribery is prohibited not just for all GSE directors, officers and employees, but also for third parties that conduct business on our behalf.

Antitrust

We comply with all competition and antitrust laws.  Because antitrust issues are very complex, determining what actions are improper often depends on the structure of the market and a number of other factors.  To avoid even the perception of unlawful conduct, employees should avoid:

• Discussing with a competitor prices, costs, production, products and services, bidding practices, other nonpublic business matters, sales territories, distribution channels or customers with a competitor; and

• Restricting the right of a customer to sell a product at or above a certain price, except as otherwise permitted by law.

In addition, the following practices should not be engaged in without prior review by the General Counsel:

• Conditioning or “tying” the sale of a product or service on the sale of another product or service;

• Conditioning the purchase of a product or service on a reciprocal agreement with a customer or supplier;

• Entering into an exclusive dealing arrangement with a customer or supplier; and

• Discriminating as to the prices or allowances offered to competing customers.

WE PROTECT OUR COMPANY ASSETS

All directors, officers and employees must protect GSE’s assets, including all tangible, intangible intellectual, and other proprietary property or information, including trade secrets, and ensure that they are used efficiently and properly for legitimate business purposes only.

All communications data and information sent or received using Company property while you are employed at GSE are Company property and are not private communications.  GSE owns and/or controls access to all communications equipment, including computers, software, email, voicemail, conferencing equipment, and office supplies.  GSE reserves the right to monitor all communications, including Internet usage, and employees should not consider such communications to be personal or private.

WE AVOID EVEN THE APPEARANCE OF A CONFLICT OF INTEREST

You should ensure that your private activities and interests do not interfere with your responsibilities or the interests of GSE.  Many situations may arise where your personal interest conflicts, either actually or in appearance, with the interests of GSE or your loyalty to GSE.  A conflict of interest occurs when one’s personal interest interferes in any way – or even appears to interfere – with the interests of GSE as a whole.  Conflicts of interest can arise if you take actions or have interests that make it difficult to perform your duty objectively or efficiently.  Conflicts of interest can also arise when you or a member of your family, receives improper personal benefits due to your position at GSE, regardless of whether such benefits are received from GSE or a third party.  In all instances you should not enter into situations that could result in even the appearance of a conflict of interest.

You may not take for yourself personally opportunities that are discovered through the use of GSE property, information or your position with GSE.  You also may not use GSE property, information or your position for personal gain, other than through proper employment activities, and you may not compete with GSE as an employee.  Your obligation is to advance GSE’s legitimate interests when the opportunity arises.

You must also agree to make prompt, full and complete disclosure to the Company of, and to assign to the Company the entire, worldwide right, title and interest in and to, any and all inventions, developments, concepts or ideas made or conceived (either alone or jointly) by an employee, officer or director during the term of or in connection with your employment at the Company, which are made or conceived on the time of, or at the expense of, or with materials or labor supplied by the Company.  Such intellectual property shall include patentable and non-patentable inventions, implemented ideas or improvements.  Personal use of such intellectual property or a transfer of such intellectual property to a third party is a violation of this Code of Conduct

WE MAINTAIN ACCURATE BOOKS AND RECORDS

GSE is committed to having honest, accurate and timely financial records and dealings.  It is therefore imperative that the accounting records and reports produced or derived from those records, be maintained and presented in accordance with the laws and regulations in each applicable jurisdiction.  Those records must accurately and fairly reflect in reasonable detail the assets, liabilities, expenses and revenues of the Company.

The responsibility for ensuring that false or intentionally misleading entries are not made in the Company’s accounting records resides not only with finance and audit personnel but also with all other employees.  False and misleading accounting records, transactions, books and reports are strictly prohibited.  Maintaining secret or unrecorded Company funds or bank accounts are also strictly prohibited.  All Company records must be truthful and accurate.  No intentional misclassification of transactions as to accounts, business units or accounting periods are permitted and accurate documentation in reasonable detail must support all transactions, regardless of their size.

WE VALUE OUR EMPLOYEES AND THEIR WORKPLACE

GSE does not engage in discriminatory conduct based on the legally protected classes outlined in GSE’s Corporate Policies.  Our goal is to provide employment and promotional opportunities for all employees and applicants for employment on a nondiscriminatory basis.  GSE and applicable law prohibit unlawful discrimination or harassment, including sexual harassment or the creation of a hostile working environment based on any protected class.  This paragraph does not expand any rights or privileges that exist under applicable laws, but reflects GSE’s commitment to complying with these laws.

The safety of GSE employees is always our primary goal.  Recognizing the importance of providing GSE employees with a safe and healthful workplace free of recognized hazards, you are responsible for helping to ensure the safety of GSE’s workplace through personal action and through the prompt reporting of unsafe conditions.  In addition, you may not use violence or threats of violence at work.

WE COMPETE VIGOROUSLY AND FAIRLY

You must observe high standards of ethical conduct in all relationships with our competitors. GSE will compete vigorously and effectively, but fairly.  GSE must and will comply with all applicable antitrust laws and requirements relating to fair competition, including the US Foreign Corrupt Practices Act and other laws relating to international competition.

We are committed to compliance with all applicable international trade laws and rules, including those governing the imports and exports of goods, and those regulating boycotts and economic sanctions.  Various government boycotts restrict GSE from directly or indirectly engaging in trade with certain countries, entities, vessels, and persons.  As a company with significant international sales, we are required to uphold the appropriate boycotts and sanctions.

There are many other types of conduct that the antitrust, trade regulation or competition laws may prohibit under certain circumstances. GSE understands that these rules are complex, so GSE’s Corporate Policies provide details as to how to deal with particular situations.

WE PROTECT CONFIDENTIAL INFORMATION

Others must be able to interact with us in the knowledge that the content of their communications and records will be kept confidential and private when appropriate.  We must ensure that confidential and proprietary information is protected and that information which GSE discloses is accurate.  You must maintain the confidentiality of information entrusted to you by GSE and its customers, except where disclosure is authorized or legally mandated.  The obligation to preserve confidential information continues even after your employment with GSE ends.  You may not use confidential information in violation of the terms under which it was disclosed for any reason and you may not allow any third-party to obtain such information in violation of such terms.  Improper acquisition, possession and use of confidential information of a third party is also improper and can under certain circumstances be illegal.  If you know or have reason to believe that confidential information was wrongfully obtained from the owner of the information or was obtained from a third party who was under a confidentiality obligation to the owner you cannot use such information.

WE COMMUNICATE OPENLY WITH INVESTORS

Members of the investing community (a term which includes stockholders, securities analysts, creditors and others), depend on us to provide reliable information about our business operations, performance and outlook.  It is essential that we not provide “special” or favored treatment to some.  Our policies require that we provide all members of the public equal access to material information.  Material information includes all information that a reasonable investor would consider important in deciding whether to buy, sell, or hold GSE stock.  Information that is likely to affect the trading price of our stock is almost always material.  The only GSE personnel authorized to communicate with the investment community are the Chief Executive Officer and the Chief Financial Officer, or any person authorized by the Chief Executive Officer or the Chief Financial Officer.  All other officers and employees must avoid discussions with the investment community except when participating with the above authorized individuals.  If any employee other than the Chief Executive Officer or Chief Financial Officer is contacted by a member of the investment community, he or she should refuse comment and report the contact to the Chief Executive Officer or the Chief Financial Officer.

REPORTING AND COMPLIANCE WITH THIS CODE

You must comply, as applicable, with the standards and principles contained or referenced, directly or indirectly, in this Code and GSE’s Corporate Policies.  In addition, you have an obligation to behave according to high ethical standards.  Any potential violations should be reviewed or reported for legal action, discipline or other corrective steps.  Part of your job and your ethical responsibility to GSE is to help GSE enforce its Compliance Program.  You should be alert to possible violations of the Compliance Program anywhere in GSE.  We expect you to report possible violations promptly.  This self-policing is encouraged.  You should report potential violations to your supervisor, an officer of GSE, a member of the Human Resources department or to GSE’s Hotline (which permits complaints and concerns regarding employment, accounting and audit matters be raised on a confidential and anonymous basis without fear of reprisal), as appropriate.

We expect you to cooperate in any GSE legal or regulatory investigation of violations, suspected violations and compliance review.  It is a serious violation for any employee to knowingly raise a false allegation and/or initiate or encourage reprisal action against any person who in good faith reports known or potential violations.

GSE will promptly investigate any reported matter and will take appropriate corrective and/or disciplinary action.  Violations of the law, this Code, GSE’s Corporate Policies or other GSE policies, procedures, standards, instructions, practices or the like can lead to disciplinary action up to and including termination of your employment and if warranted, the initiation of legal proceedings.  Disciplinary action may also be taken against supervisors or officers who condone, permit or fail to take appropriate preventative, corrective or other action against illegal, unethical or other improper conduct.

No employee shall suffer retaliation in any form for reporting, in good faith, suspected violations of this Code.  This policy applies even in those instances where the allegation appears ultimately groundless provided that the allegation was made in good faith.  Any employee who knowingly reports false or misleading information will, however, be subject to disciplinary action.

MODIFICATIONS AND WAIVERS OF THIS CODE

This Code, which may be modified only by GSE’s Board of Directors or a Board Committee, supersedes and replaces all other codes, policies or verbal representations to the extent they are inconsistent.  Only the GSE Board of Directors or a Board Committee may waive compliance with this Code of Conduct for officers or Directors and any such waiver must be promptly disclosed in writing to shareholders.

A copy of this Code may be found on GSE’s intranet and website: (http://www.gseworld.com).

EthicsPoint Hotline

You can report a concern in confidence through the EthicsPoint website at www.ethicspoint.com.  To report a concern over the phone, use the toll-free number that has been designated for your country below.

Country	Telephone Number
Chile	1230-020-5771

Egypt	02-2510-0200

Egypt – Cairo	2510-0200

Germany	+1 281-230 6773

Thailand	001-800-12-0665204

United States	1-866-384-4277